BC Registry Services
BRITISH COLUMBIA

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

*This Notice of Articles was issued by the Registrar on: July 19, 2017 12:01 AM Pacific Time*

*Incorporation Number:* **C0704593**

*Recognition Date and Time: Continued into British Columbia on September 21, 2004 03:14 PM Pacific Time*

## NOTICE OF ARTICLES

**Name of Company:**

EMX ROYALTY CORPORATION

### REGISTERED OFFICE INFORMATION

**Mailing Address:**
SUITE 704 - 595 HOWE STREET
BOX 35
VANCOUVER BC V6C 2T5
CANADA

**Delivery Address:**
SUITE 704 - 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

### RECORDS OFFICE INFORMATION

**Mailing Address:**
SUITE 704 - 595 HOWE STREET
BOX 35
VANCOUVER BC V6C 2T5
CANADA

**Delivery Address:**
SUITE 704 - 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

## DIRECTOR INFORMATION

**Last Name, First Name, Middle Name:**
COLE, DAVID MORRELL

| Mailing Address: | Delivery Address: |
|---|---|
| 10001 W. TITAN ROAD<br>LITTLETON CO 80125<br>UNITED STATES | 10001 W. TITAN ROAD<br>LITTLETON CO 80125<br>UNITED STATES |

**Last Name, First Name, Middle Name:**
WINN, MICHAEL DEMPSEY

| Mailing Address: | Delivery Address: |
|---|---|
| 381 FOREST AVENUE, SUITE C<br>LAGUNA BEACH CA 92651<br>UNITED STATES | 381 FOREST AVENUE, SUITE C<br>LAGUNA BEACH CA 92651<br>UNITED STATES |

**Last Name, First Name, Middle Name:**
BAYLEY, BRIAN ERIC

| Mailing Address: | Delivery Address: |
|---|---|
| SUITE 1028, BENTALL 5<br>550 BURRARD STREET, BOX 61<br>VANCOUVER BC V6C 2B5<br>CANADA | SUITE 1028, BENTALL 5<br>550 BURRARD STREET, BOX 61<br>VANCOUVER BC V6C 2B5<br>CANADA |

**Last Name, First Name, Middle Name:**
LEVET, BRIAN KENNETH

| Mailing Address: | Delivery Address: |
|---|---|
| 51 LIONEL ROAD<br>DARLINGTON 6070<br>AUSTRALIA | 51 LIONEL ROAD<br>DARLINGTON 6070<br>AUSTRALIA |

**Last Name, First Name, Middle Name:**
OKADA, LARRY MINORU

| Mailing Address: | Delivery Address: |
|---|---|
| #520 - 800 WEST PENDER STREET<br>VANCOUVER BC V6C 2V6<br>CANADA | #520 - 800 WEST PENDER STREET<br>VANCOUVER BC V6C 2V6<br>CANADA |

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | No Maximum | COMMON Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |